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abrdn Mutual Fund to ETF conversion

PO Box 219026

Kansas City, MO 64121-9026

Filed by: abrdn Funds
Pursuant to Rule 425 under the Securities Acts of 1933, as amended
Subject Company: abrdn Funds
SEC File No. 811-22132 and 333-146680

Aberdeen Mutual Fund to ETF conversion

PO Box 219026

Kansas City, MO 64121-9026

REGISTRATION LINE 1	June XX, 2025
REGISTRATION LINE 2
REGISTRATION LINE 3
STREET
CITY, ZIP-0000	REFERENCE # XXXXXX

ACTION REQUIRED

IMPORTANT INFORMATION REGARDING CHANGES

TO YOUR ABRDN FUNDS ACCOUNT

Dear abrdn XXX Fund Shareholder:

The Board of Trustees (the “Board”) of abrdn Funds (the “Trust”) approved an agreement and plan of reorganization of [abrdn XXX Fund] into [abrdn XXX ETF] (the “ETF”) (the “Conversion”) on or about October 17, 2025 (the “Conversion Date”).

You are receiving this letter because you were invested in the Fund as of June 12, 2025, and you held an account directly with the Fund (“Directly Held Account”). An ETF can not be held directly with the Fund.

Please pursue one of the following two options below if you would like your investment to remain with Aberdeen:

1.	Direct Transfer of Assets to a New Custodian – As a direct shareholder, you may transfer your Fund shares to a brokerage account that can accept shares of the ETF and be established prior to October 17, 2025. For more information, please contact a financial professional. If you have any questions about this process, please contact a Shareholder Services Associate at (833) 252-1680, Monday- Friday, 9am – 6pm EST.

2.	Request an Exchange - You may exchange your Fund shares for shares of the same class of another fund of the Trust by contacting Aberdeen at (833) 252-1680.

If No Action Is Take - If you do not provide these instructions, your account will be redeemed, and you will receive the proceeds from the account as valued on the Conversion Date. We encourage you to provide instructions for the exchange or redemption of Fund shares prior to the Conversion Date. You will be able to exchange or redeem up until October 16, 2025.

abrdn Funds values your business, and we strive to both meet your needs and to exceed your expectations as you conduct business with us. If you have any questions concerning the content of this letter, please contact a Shareholder Services Associate at (833) 252-1680, Monday- Friday, 9am – 6pm EST. A copy of the [abrdn XXX Fund] prospectus may also be obtained online at aberdeeninvestments.com/us/literature.

Sincerely,

abrdn Funds

In connection with the Conversion discussed herein, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the U.S. Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders unless and until the registration statement becomes effective. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the Conversion. After they are filed, free copies of the materials will be available on the SEC’s website at www.sec.gov. These materials also will be available at aberdeeninvestments.com/us/literature and a paper copy can be obtained at no charge by calling (866) 667-9231.

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

[LOGO]

Aberdeen Mutual Fund to ETF conversion

PO Box 219026

Kansas City, MO 64121-9026

REGISTRATION LINE 1	June XX, 2025
REGISTRATION LINE 2
REGISTRATION LINE 3
STREET
CITY, ZIP-0000
REFERENCE # XXXXXX

ACTION REQUIRED

IMPORTANT INFORMATION REGARDING YOUR

ABRDN FUNDS ACCOUNT

Dear abrdn XXX Fund Shareholder:

The Board of Trustees (the “Board”) of abrdn Funds (the “Trust”) approved the conversion of [abrdn XXX Fund] (the “Fund”) into [abrdn XXX ETF] (the “ETF”) (the “Conversion”), which is scheduled to take place on or about October 17, 2025 (the “Conversion Date”).

You are receiving this letter because you were invested in the Fund as of June 12, 2025, and you own a retirement account (example IRA) or Coverdell (together, a “Qualified Account”) directly with the Fund and maintained by abrdn Inc. (“Directly Held Qualified Account”). An ETF cannot be held directly with the Fund.

Please pursue one of the following two options below if you would like your investment to remain with Aberdeen:

1.	Direct Transfer of Assets to a New Custodian - Since you own a Directly Held Qualified Account, you may transfer your Fund shares to a brokerage account that can accept shares of the ETF and be established as a Qualified Account in order to avoid any tax penalties prior to October 17, 2025. For more information, please contact a financial professional. If you have any questions about this process, please contact a Shareholder Services Associate at (833) 252-1680, Monday- Friday, 9am – 6pm EST

2.	Request an Exchange – You may exchange your Fund shares for shares of the same class of another fund of the Trust by contacting Aberdeen at (833) 252-1680.

If No Action Is Taken - We encourage you to provide instructions for the exchange or redemption of Fund shares prior to the Conversion Date. If you do not provide these instructions, your account will be redeemed, and you will receive the proceeds from the account as valued on the Conversion Date.

abrdn Funds values your business, and we strive to both meet your needs and to exceed your expectations as you conduct business with us. If you have any questions concerning the content of this letter, please contact a Shareholder Services Associate at (833) 252-1680, Monday- Friday, 9am – 6pm EST. A copy of the [abrdn XXX Fund] prospectus may also be obtained online at aberdeeninvestments.com/us/literature.

Sincerely,

abrdn Funds

In connection with the Conversion discussed herein, an information statement/prospectus that is included in a registration statement on Form N-14 was filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors are urged to read the materials and any other relevant documents because they contain important information about the Conversion. Free copies of the materials are available on the SEC’s website at www.sec.gov. These materials are also available at aberdeeninvestments.com/us/literature and a paper copy can be obtained at no charge by calling (866)-667-9231.

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

abrdn Funds
(the "Trust")

abrdn Focused Emerging Markets ex-China Fund
abrdn Intermediate Municipal Income Fund

abrdn International Small Cap Fund

(each a "Fund" and together the "Funds")

Supplement dated June 12, 2025 to each Fund’s Summary Prospectus, Statutory Prospectus and Statement of Additional Information, each dated February 28, 2025, as supplemented to date

For all existing and prospective shareholders of abrdn Intermediate Municipal Income Fund and abrdn International Small Cap Fund:

•	Each of the abrdn Intermediate Municipal Income Fund and abrdn International Small Cap Fund will be converted from a mutual fund to an exchange-traded fund (the “ETFs”), which is expected to occur on or around October 17, 2025.
•	If you are an existing shareholder of a Fund, and your account can hold an ETF, your fund shares will be converted, and no action is needed by you.
•	If you hold shares of a Fund in an account that cannot hold an ETF (i.e., your account is not permitted to purchase securities traded in the stock market), there are certain actions you can take. See the “Questions and Answers” section below for further information.

At a meeting held on June 11, 2025, the Board of Trustees (the “Board”) of the Trust approved, on behalf of each Fund, the reorganization of each Fund into an ETF (each, a “Reorganization”), which will continue to be managed by abrdn Inc. (“Aberdeen”), the investment adviser for the Funds, and, as applicable, abrdn Investments Limited, the sub-adviser for the abrdn International Small Cap Fund. The Board, including all of the Trustees who are not “interested persons” (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) of the Trust, determined that participation in the Reorganizations is in the best interests of each Fund and that the interests of existing shareholders of the Funds will not be diluted as a result of the Reorganizations.

Subject to making various filings with the U.S. Securities and Exchange Commission (the “SEC”), the Funds will be reorganized into newly created ETFs listed below, each of which will be a series of the Trust:

Current Fund	Proposed ETF
abrdn Intermediate Municipal Income Fund	abrdn Ultra Short Municipal Income Active ETF
abrdn International Small Cap Fund	abrdn International Small Cap Active ETF

The abrdn International Small Cap Active ETF will be managed in the same manner as its corresponding Fund, with no changes to the investment objectives, strategies and fundamental investment restrictions and will be managed by the same portfolio managers (except for the addition of Awais Khan as a portfolio manager of abrdn International Small Cap Active ETF). The abrdn Ultra Short Municipal Income Active ETF will be managed pursuant to a different investment objective and have a different weighted average effective duration and dollar-weighted average maturity, but will have the same 80% investment policy and fundamental investment restrictions as the abrdn Intermediate Municipal Income Fund and will be managed by the same portfolio managers (except for the addition of Awais Khan as a portfolio manager of the abrdn Ultra Short Municipal Income Active ETF).

By converting these Funds to ETFs, Aberdeen believes shareholders in the Funds could benefit from, among other things, lower management fees, lower overall net expenses, additional trading flexibility, increased portfolio holdings transparency and the potential for enhanced tax efficiency (for the abrdn International Small Cap Active ETF).

Each Reorganization will be conducted pursuant to an Agreement and Plan of Reorganization and Liquidation (each a “Plan”). Each Reorganization is structured to be a tax-free reorganization under the U.S. Internal Revenue Code of 1986, as amended. As a result, Fund shareholders generally will not recognize a taxable gain (or loss) for U.S. tax purposes as a result of the Reorganization (although cash received as part of a Reorganization may be taxable, as noted below).

In connection with each Reorganization, shareholders of the Fund will receive shares in the corresponding ETF equal in value to the number of shares of the Fund they own and may receive a cash payment in lieu of fractional shares of the corresponding ETF, and the redemption of fractional shares may be a taxable event.

Importantly, in order to receive shares of an ETF as part of a Reorganization, Fund shareholders must hold their shares of a Fund through a brokerage account that can accept shares of an ETF. If Fund shareholders do not hold their shares of a Fund through that type of brokerage account, they will not receive shares of an ETF as part of a Reorganization and will receive cash equal in value to the NAV of their mutual fund shares, which may be taxable. For Fund shareholders that do not currently hold their shares of a Fund through a brokerage account that can hold shares of an ETF, please see the Q&A that follows for additional actions that those Fund shareholders must take in order to receive shares of an ETF as part of a Reorganization. No further action is required for Fund shareholders that hold shares of a Fund through a brokerage account that can hold shares of an ETF.

Completion of the Reorganizations is subject to a number of conditions under the Plans. It is anticipated that each Reorganization will not require shareholder approval. Fund shareholders will receive, on or around September 5, 2025, an information statement/prospectus describing in detail both the Reorganizations and the ETFs, and a summary of the Board’s considerations in approving the Reorganizations.

In anticipation of the Reorganizations, purchases, including exchange purchases, by existing shareholders will be accepted by the Funds until October 15, 2025. Redemptions, including exchange redemptions, into shares of another fund of the Trust will be accepted until October 16, 2025. These dates may change if the closing date of the Reorganizations changes.

In addition, as part of the Reorganizations, the following preliminary events will occur before the Reorganizations are completed:

•	On or around July 18, 2025, all issued and outstanding Class A shares of the abrdn Intermediate Municipal Income Fund and all issued and outstanding Class A, Class C and Class R shares of the abrdn International Small Cap Fund will be converted to Institutional Class shares of the respective Fund effective after the close of business on July 18, 2025 (the “Share Class Consolidation”); and
•	On or around October 10, 2025, when the abrdn Intermediate Municipal Income Fund has only Institutional Class shares outstanding, those outstanding shares will be combined into fewer shares through a reverse stock split (the “Reverse Stock Split”).

At a meeting held on June 11, 2025, the Board of the Trust approved the Share Class Consolidation on behalf of the abrdn Intermediate Municipal Income Fund and abrdn International Small Cap Fund and the Reverse Stock Split on behalf of the abrdn Intermediate Municipal Income Fund.

The Share Class Consolidation is intended to move shareholders into a share class that most closely resembles the ETF share class structure. The Funds have adopted a Rule 12b-1 Plan for Class A, Class C and Class R shares (as applicable) under which the Funds compensate the Funds’ distributor for expenses associated with distribution-related and/or shareholder services, whereas Aberdeen does not expect the ETFs to adopt a Rule 12b-1 Plan or pay 12b-1 fees pursuant to a 12b-1 plan. Institutional Class shares most closely resemble the ETF share class structure due to the lack of 12b-1 fees. Institutional Class shares of each Fund have lower gross and net total expense ratios than Class A, Class C and Class R shares, as applicable. The Share Class Consolidation would be effected on the basis of the relative net asset values of the two relevant classes, without the imposition of any sales load, fee or other charge.

Suspension of Sales. Effective after market close on June 18, 2025, shares of the Funds will no longer be available for purchase by investors with the exception of: (1) existing shareholders (including shares acquired through the reinvestment of dividends and distributions); (2) employer sponsored retirement plans; or (3) fee-based programs sponsored by financial intermediaries that have selected the Funds prior to market close on June 18, 2025.

Prior to the Reorganization but following the Share Class Consolidation, the Institutional Class shares of the abrdn Intermediate Municipal Income Fund will combine into fewer shares through the Reverse Stock Split to increase the net asset value per share of the Institutional Class. The Reverse Stock Split will occur at an exact ratio to be determined by abrdn Inc., as the investment adviser to the Fund, which is currently expected to be between 1-for-3 to 1-for-4. If, for example, the exact ratio is 1-for-4, a shareholder would receive one Institutional Class share for every four Institutional Class shares held. As with the Share Class Consolidation, the total net asset value of each shareholder’s Institutional Class shares will be the same after the reverse split as before the reverse split. The Reverse Stock Split will not result in a taxable transaction for shareholders.

Liquidation of Assets. Each of the abrdn Intermediate Municipal Income Fund and abrdn International Small Cap Fund may depart from its stated investment objective and policies on or around October 3, 2025 in preparation for the Reorganizations. During this time, each of the abrdn Intermediate Municipal Income Fund and abrdn International Small Cap Fund may hold more cash, cash equivalents or other short-term investments than normal, which may prevent each Fund from meeting its stated investment objective.

Effective June 12, 2025:

•	Rule 12b-1 fees on all applicable share classes for the Funds will be waived.
•	No sales charge or contingent deferred sales charge will be imposed on purchases or redemptions (as applicable) of all applicable share classes of the Funds.
•	Any current Letter of Intent under which applicable shares of the Funds were purchased are considered completed.

For all existing and prospective shareholders of abrdn Focused Emerging Markets ex-China Fund:

At this time, Aberdeen has decided not to propose to the Board the reorganization of abrdn Focused Emerging Markets ex-China Fund into abrdn Focused Emerging Markets ex-China Active ETF as previously contemplated in the supplement dated March 13, 2025 to the Fund’s Summary Prospectus, Statutory Prospectus and Statement of Additional Information.

IMPORTANT NOTICE ABOUT YOUR FUND ACCOUNT

QUESTIONS AND ANSWERS

The following is a brief Q&A that provides information to help you to determine whether you need to take action with respect to your shareholder account before the Reorganizations in order to receive shares of the ETFs.

Q.	Why is Aberdeen converting my Fund to an ETF?

A.	Aberdeen and the Board of Trustees of the Trust believe that the Reorganizations will provide multiple benefits for investors of the Funds, including lower management fees, lower net expenses, additional trading flexibility, increased portfolio holdings transparency and the potential for enhanced tax efficiency (for abrdn International Small Cap Active ETF).

Q.	How will the ETFs be managed after the change?

A.	The abrdn International Small Cap Active ETF will be managed in the same manner as its corresponding Fund, with no changes to the investment objectives, strategies and fundamental investment restrictions and will be managed by the same portfolio managers (except for the addition of Awais Khan as a portfolio manager of the abrdn International Small Cap Active ETF). The abrdn Ultra Short Municipal Income Active ETF will be managed pursuant to a different investment objective and have a different weighted average effective duration and dollar-weighted average maturity, but will have the same 80% investment policy and fundamental investment restrictions as the abrdn Intermediate Municipal Income Fund and will be managed by the same portfolio managers (except for the addition of Awais Khan as a portfolio manager of the abrdn Ultra Short Municipal Income Active ETF).

Q.	What types of shareholder accounts can receive shares of an ETF as part of the Reorganizations?

A.	If you hold your Fund shares in an account that permits you to purchase securities traded on U.S. stock exchanges, such as ETFs or other types of stocks, then you will be eligible to receive shares of an ETF in the Reorganization. No further action is needed by you.

Q.	What types of shareholder accounts cannot receive shares of an ETF as part of the Reorganization?

A.	The following account types cannot hold ETFs:

•	Non-Accommodating Brokerage Accounts. If you hold your Fund shares in an account with a financial intermediary that only allows you to hold shares of mutual funds in the account, you will need to contact your broker or financial intermediary to transfer your shares to an existing or new brokerage account that permits investment in ETF shares. If you do nothing, you will not receive shares of the ETF, your position will be liquidated at the time of Reorganization and you will receive a cash distribution equal in value to the NAV of your Fund shares less any fees and expenses your intermediary may charge. This event may be taxable to you. To prevent a taxable event, please contact your broker or financial intermediary to transfer your shares to an existing or new brokerage account.

•	Non-Accommodating Retirement Accounts. If you hold your Fund shares through an IRA or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, you may need to redeem your shares prior to the applicable Reorganization, or your broker or intermediary may transfer your investment in the Fund to a different investment option before or at the time of the Reorganization.

•	Fund Direct Accounts. If you hold your Fund shares in an account directly with the Fund’s transfer agent, SS&C GIDS, Inc. (including a Fund Direct IRA or Coverdell Savings Account), you should: (i) transfer your Fund shares to a brokerage account that can accept ETF shares prior to the Reorganization, (ii) exchange your Fund shares for shares in another fund of the Trust, or (iii) for a Fund Direct IRA or Coverdell Savings Account, transfer your investment to a different institution prior to the Reorganization. If such a change is not made before the time of the Reorganization, you will not receive shares of the ETF and your position will be liquidated at the time of Reorganization and you will receive a cash distribution equal in value to the NAV of your Fund shares. This event may be taxable.

If you are unsure about the ability of your account to accept shares of an ETF, please contact your broker or financial intermediary.

Q.	How do I transfer my Fund shares from a fund direct account to a brokerage account that will accept ETF shares?

A.

Transferring your shares from a fund direct account to a brokerage account that can accept shares of an ETF should be a simple process. If you have a brokerage account or a relationship with a brokerage firm, please talk to your broker and inform the broker that you would like to transfer a mutual fund position that you hold directly with a Fund into your brokerage account. Also inform your broker that such an account will need to be set up to accept shares of an ETF. If you don’t have a brokerage account or a relationship with a brokerage firm, you will need to open an account.

We suggest you provide your broker with a copy of your quarterly statement from the Fund. Your broker will require your account number with the Fund, which can be found on your statement. Your broker will help you complete a form to initiate the transfer. Once you sign that form, your broker will submit the form to the Funds’ transfer agent directly, and the shares will be transferred into your brokerage account. The sooner you initiate the transfer, the better.

Q.	How do I transfer my Fund shares from a non-accommodating brokerage account to a brokerage account that will accept ETF shares?

A.	The broker where you hold your Fund shares should be able to assist you in changing the characteristics of your brokerage account to an account that is permitted to invest in ETF shares. Contact your broker right away to make the necessary changes to your account.

Q.	What if I do not want to own shares of the ETF?

A.	If you do not want to receive shares of an ETF in connection with the Reorganization, you can exchange your Fund shares for shares of another mutual fund in the Trust or redeem your shares of the Fund. Before doing so, however, you should consider the tax consequences associated with either action. Exchanging or redeeming your Fund shares may be a taxable event. The last date for redemptions, including exchange redemptions, before the Reorganization is October 16, 2025. This date may change if the closing date of the Reorganization changes.

* * * * *

In connection with the Reorganizations discussed herein, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the SEC. After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders unless and until the registration statement becomes effective. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the Reorganizations. After they are filed, free copies of the materials will be available for free on the SEC’s web site at www.sec.gov. These materials also will be available at https://www.aberdeeninvestments.com/us/literature and a paper copy can be obtained at no charge by calling 866-667-9231.

This communication is for informational purposes only and does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities.

Please retain this Supplement with your records.